

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2011

Charles Y. Tanabe
Liberty Splitco, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

> **Re:** **Liberty Splitco, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 16, 2010**
> **File No. 333-171201**

Dear Mr. Tanabe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 4

1.   Please include organizational charts in your Summary section that demonstrate the changes that will occur as a result of the transaction.

The Split-Off Proposals, page 5

2.   Please clearly highlight any substantive changes to the terms of the Splitco common stock compared to the Liberty common stock. For example, we note your disclosure of new consent rights on pages 11 and 12. We also note your disclosure of the elimination of certain call rights with respect to Mr. Malone's LCAPB shares on page 13. Please also explain the reasons for and effects of these and any other changes.

Risk Factors, page 18

Risks Related to the Split-Off and Split-Off Proposals, page 18

3.   We note that the split-off could result in significant tax liability and that the tax
        treatment is subject to some uncertainty. Please provide more information about the
        degree of uncertainty and address the reasons for the uncertainty. For example,
        identify any particular factual or legal representations and assumptions that will form
        the basis of your IRS letter ruling that are unclear or could be subject to change in a
        manner that impacts the IRS determination. To the extent practicable, provide
        quantitative information about the extent of potential liabilities if the split-off does
        not qualify under Sections 355 and 368(a)(1)(D) or if the stock distributed by Splitco
        is determined to be Section 306 stock.

Risks Relating to Splitco, page 21

4.   The risk factors with respect to the businesses that will make up Splitco appear overly
        generic considering the diverse nature of Splitco's business operations. Please
        provide more specific risk factor disclosure with respect to risks affecting the specific
        businesses that are material to Splitco.

If following the Split-Off, Splitco is unable to satisfy the requirements of Section 404 of the
Sarbanes-Oxley Act of 2002 . . ., page 24

5.   In an appropriate location in the proxy statement/prospectus, please discuss how
        internal controls over reporting will materially change as a result of the transaction
        and separation of Splitco from Liberty Media.

Splitco may compete with Liberty Media . . ., page 25

6.   Please provide more detailed information about the types and significance of
        competing or overlapping business interests that will exist between Splitco and
        Liberty Media. Also explain whether Liberty Media and its officers and directors will
        have corporate opportunity limitation provisions similar to those described here that
        apply to Splitco and its officers and directors. If not, explain why.

7.   Summarize the specific business opportunities that Splitco has renounced and discuss
        the significance of these types of business opportunities to Splitco's business.
        Highlight in the prospectus summary the express provision in the Splitco charter that
        states that no director or officer of Splitco will be liable to Splitco and its
        stockholders for breach of fiduciary duty for directing corporate opportunities
        elsewhere with the exception of very narrow circumstances. Disclose whether this
        charter provision will prevent stockholders from bringing direct or derivative actions
        against Splitco's officers and directors for breach of fiduciary duties under the
        circumstances set forth in this charter provision.

8.   We note that the management teams of each of Splitco and Liberty Media intend to exercise vigilance in their avoidance of actual conflicts of interest. In an appropriate location of the proxy statement/prospectus, please explain in detail how they intend to do this and describe any specific procedures or guidelines that will be in place at each company to accomplish this. Disclose whether any such procedures or guidelines will be in writing and, if not, how they will be evidenced.

The Split-Off Proposals, page 37

9.   Please incorporate the reorganization agreement into the prospectus by means of a statement to that effect.

Background and Reasons for the Split-Off Proposals, page 37

10.   Please disclose the estimated amount of the exchangeable debt reattribution payment.

11.   Please discuss whether the board considered alternative transactions and why they were rejected. For example, discuss why the board decided to split-off Starz and Capital as new tracking stocks and retain Interactive as a pure-play, asset-backed stock. Explain why this combination was chosen over other potential combinations or structures. Also explain why the board decided to maintain Starz and Capital as tracking stocks. Discuss whether any consideration was given to separating all three businesses.

12.   Discuss in more detail the positive and negative factors specific to Starz and Capital stock holders. Please also include more information regarding how the board weighed the relative benefits and costs to Starz and Capital stock holders, on the one hand, against the relative benefits and costs to Interactive, on the other hand. Identify any material interests of board members that may have impacted that assessment, such as divergent holdings in each of the tracking stocks. Discuss whether any procedures were implemented to mitigate conflicts.

13.   Please explain in more detail why you think the transaction would simplify the complexity and reduce the "complexity discount" applicable to the Starz and Capital stocks. We note in particular that Starz and Capital will still be part of a multiple tracking stock structure, but now will also have new conflicts with a separate public company with overlapping directors and management.

14.   We note that the transaction would improve QVC's and Liberty Media's credit ratings. Please explain whether you believe that the transaction could have negative implications for credit ratings that will be applicable to Splitco, Starz and Capital.

15.   We note that one negative factor considered by the board was the loss of synergistic benefits of one consolidated public company. Please discuss in more detail the benefits that will be lost as a result of separating Starz and Capital from Interactive.

16.   In the last paragraph of this section on page 39, you disclose that the board determined that the benefits of the split-off outweighed the risks. Although we note that the board did not assign relative weights to factors and that different board members may have had different reasons, please expand this disclosure to provide additional insight into how the board came to this conclusion and identify the most material reasons that the board decided the proceed with the transaction. Also explain whether the board determined that the anticipated benefits to the Starz and Capital holders of the split-off outweighed the risks to the Starz and Capital holders. If not, this should be explained and prominently disclosed wherever you disclose the board recommendation.

Conditions to the Split-Off, page 41

17.   We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that was previously provided to shareholders materially misleading. Please confirm through disclosure that you intend to comply with this position in the event you waive a material condition.

18.   We note that the resolution of the Delaware Action is a condition to the completion of the split-off. Please expand to explain what you mean by resolution. Clarify whether any particular resolution is adequate.

Management and Allocation Policies of Splitco, page 41

19.   Disclose whether there are any material differences between the Splitco policies and the current Liberty Media policies. Please also file the management and allocation policies of Splitco as an exhibit to the registration statement.

20.   Disclose how and when you will communicate changes in Splitco's management and allocation policies to Splitco stockholders.

Description of Splitco Common Stock and Comparison of Stockholder Rights, page 52

21.   Please tell us whether you intend to change the relative amount of authorized but unissued Capital or Starz common stock. If so, disclose the reasons and potential impact of the increase.

22.   Discuss the reasons for each material difference between the terms of the Splitco and Liberty common stock that you disclose in this section.

Other Provisions of the Splitco Charter, page 69

23.   Disclose the total numbers of shares of authorized common and preferred stock of Splitco.

24.   Please disclose any differences between the provisions of the Splitco charter and bylaws discussed in this section and the provisions of the Liberty Media charter and bylaws. If there are no differences, please clarify through disclosure.

Interests of Certain Persons, page 74

25.   Please include tabular disclosure of the dollar value of each officer's and each director's interest in each of three tracking stocks.

Material U.S. Federal Income Tax Consequences of the Split-Off, page 77

26.   Please note that we may have additional comments upon review of the tax opinion you intend to file as exhibit 8.1. Also tell us whether you intend to file the IRS letter ruling as an exhibit.

Capitalization of Splitco, page 83

27.   We are unable to reconcile all of the information presented in the table for Splitco's adjusted capitalization to the pro forma balance sheet presented at page B-148. In addition other pro forma financial information presented in the document for Splitco cannot be easily reconciled since the pro forma schedules beginning at page B-148 do not present pro forma information for Splitco. For example the selected pro forma information at Page 87 and the pro forma summarized balance sheet data in the notes to the financial statements at page B-73 cannot be easily reconciled. Please consider revising the presentation beginning at page B-148 to reflect pro forma information for Splitco or include additional information in the notes to the pro forma information that reflects pro forma financial information for Splitco.

Management of Splitco, page 94

28.   Explain why you determined that Splitco and Liberty would initially have the same directors and officers. Also discuss whether you have any expectations or plans regarding the extent to which the Splitco and Liberty boards and management will continue to overlap in the future.

29.   Confirm through disclosure, if true, that each board director will have the same term (i.e. same class membership) as he or she currently has with Liberty Media.

Board Committees, page 101

30.   Disclose whether the board committees are expected to have the same operating terms and members as currently in effect at Liberty Media. If different, please provide additional information about the committee operating terms and members to the extent practicable.

Executive Compensation, page 101

31.   Please discuss whether or not you expect any changes to your compensation programs and practices following the transaction, other than the allocation of a portion of the compensation amounts attributable to Liberty Media.

32.   Please update your executive compensation disclosure for the 2010 fiscal year.

Certain Relationships and Related Transactions, page 117

33.   Please provide the disclosure required by Item 404(b) of Regulation S-K regarding Splitco's policies and procedures for approval of related party transactions.

Relationships Between Splitco and Liberty Media, page 117

34.   We note that Liberty Media anticipates entering into, from time to time, agreements and arrangements with Splitco and related entities in the ordinary course of business. Please provide additional disclosure regarding the expected nature and significance of these transactions. In addition, provide the disclosure pursuant to Item 404 of Regulation S-K with respect to any such agreements or arrangements currently in place or anticipated following the consummation of the split-off.

Tax Sharing Agreement, page 119

35.   Please include an overview to this section that summarizes the general purposes and effects of the tax sharing agreements.

Relationships Between Liberty Media and Related Persons, page 125

36.   Please explain to us why you determined that disclosure was not required by Item 404(a) of Regulation S-K with respect to the transactions between Liberty Media and Directv referenced in the Note 16 to the Splitco financial statements on page B-108.

Annex A – Description of Splitco Business

37.   Please provide the financial information about geographic areas for Splitco as required by Item 101 of Regulation S-K.

Annex B – Splitco and Liberty Media Corporation Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations, page B-3

38.   Please consider including a section within your MD&A highlighting and discussing the most significant challenges and uncertainties impacting Splitco's material business groups. We note that Liberty Media has historically included similar disclosure within its MD&A.

Tracking Stocks, page B-3

39.   Please provide more information about the primary reasons for the February and September 2010 reattributions between tracking stock groups.

Other Income and Expense, page B-9

40.   The table on page B-9 totals the combination of income (expenses) of Starz Group and Capital Group into Consolidated Liberty rather than Splitco. Please revise or explain.

Liquidity and Capital Resources, page B-16

41.   Please provide a more detailed assessment of Splitco's financial condition, liquidity and capital resources on a consolidated basis, including an explanation of any material changes or trends in cash flows. This should include a long-term assessment of liquidity needs and resources, both on a consolidated basis and for the tracking groups. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Results of Operations – Tracking Stock Groups, page B-23

Splitco Capital Group, page B-27

42.   Please explain to us why you determined that no narrative disclosure was necessary with respect to the results of operations of ANLBC.

Notes to Condensed Combined Financial Statements, September 30, 2010, page B-38

Note 7- Investments in Affiliates Accounted for Using the Equity Method, page B-49

43.   You disclose that "[a]s of September 30, 2010, Splitco owns $374 million principal amount of SIRIUS XM public bonds, which are accounted for as AFS securities and have a fair value of $422 million, including related interest, and the SIRIUS XM Preferred Stock."   It is not clear if the $422 million includes the preferred stock, please clarify.

Note 8 – Financial Instruments, page B-51

44.   You disclose that from time to time you borrow shares to settle maturing derivative positions. You also disclose that there are no equity collars outstanding at September 30, 2010, but you continue to have borrowed shares. Please provide us with an explanation as to the why this is the case, and if there are other purposes besides settling derivative positions that you utilize a strategy of borrowing shares. Please ensure that disclosures related to your objectives and strategies around these instruments are clearly disclosed as required by ASC 815-10-50-1A, 50-1B, 50-2, 50-4, and 50-5.

45.   Describe for us the significant provisions of your share borrowing arrangements. Tell us how you account for these arrangements, both at inception and in subsequent periods.

46.   You disclose in other parts of the document the considerations made to adjust the fair value for nonperformance risk, including taking into account master netting arrangements. Tell us if the contracts that you entered into have any credit-risk-related contingent features and, if so, the consideration you gave to these in estimating fair value.

Note 12 – Commitments and Contingencies, page B-56

Litigation

47.   You disclose that TruePosition received $48 million in cash settlement of a patent infringement matter. If the settlement is recorded in the statement of operations, please identify the line item that includes this amount.

Notes to the Attributed Financial Information, page B-149

48.   You disclose at page B-142 that assets and liabilities are reattributed at book value. Disclose the fair value of assets and liabilities reattributed at February 25, 2010 and September 16, 2010. Also disclose how the board of directors considered the fair

values in approving the reattribution, including whether the fair value transferred from one group equals the fair value transferred to the other group.

Part II – Information Note Required In Prospectus

Exhibit Index

49.   Please file all exhibits as soon as practicable. We must review these exhibits before we declare the registration statement effective and we may have additional comments.

50.   Please include in your exhibit index all material agreements of Liberty Media that will be assumed by Splitco or otherwise are required to be filed pursuant to Item 601 of Regulation S-K. Ensure that you consider whether commercial, financing or other agreements that may not have been filed as exhibits in the past will become material enough to Splitco that they must be filed pursuant to Item 601.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Renee L. Wilm
        Baker Botts L.L.P.
        Via facsimile: (212) 259-2503